Exhibit 4(c)
AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER
THIS AMENDMENT NO. 2 (this “Amendment”) to Agreement and Plan of Merger, dated as of November 27, 2018, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of December 21, 2018 (as amended, the “Original Agreement”) is made and entered into as of this 11th day of July 2019, by and among Golub Capital Investment Corporation, a Maryland corporation, Golub Capital BDC, Inc., a Delaware corporation (“GBDC”), Fifth Ave Subsidiary Inc., a Maryland corporation and wholly-owned subsidiary of GBDC, GC Advisors LLC, a Delaware limited liability company, and, solely for purposes of Section 1.9 thereof, Golub Capital LLC (collectively, the “Parties”). Capitalized terms used and not defined in this Amendment have the respective meanings assigned to them in the Original Agreement.
RECITALS
The Parties desire to amend the Original Agreement to remove the provisions regarding payment of the GBDC Termination Fee and the GCIC Termination Fee and to make certain conforming changes as set forth in this Amendment.
NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
1. Amendments.   Effective as of the date of this Amendment:
a. Section 9.2 in the Original Agreement is deleted in its entirety.
b. Section 9.1 is amended such that subsection (c)(iv) in the Original Agreement is deleted in its entirety and replaced by the following:
(iv) at any time prior to the time the approval of stockholders with respect to the GCIC Matters is obtained, (A) GCIC is not in material breach of any of the terms of this Agreement and (B) the GCIC Board, including a majority of the Independent Directors of GCIC, authorizes GCIC, subject to complying with the terms of this Agreement (including Section 7.7(b)), to enter into, and GCIC enters into, a definitive Contract with respect to a GCIC Superior Proposal.
c. Section 9.1 is amended such that subsection (d)(iv) in the Original Agreement is deleted in its entirety and replaced by the following:
(iv) at any time prior to the time the approval of stockholders with respect to the GBDC Matters is obtained, (A) GBDC is not in material breach of any of the terms of this Agreement and (B) the GBDC Board, including a majority of the Independent Directors of GBDC authorizes GBDC, subject to complying with the terms of this Agreement (including Section 7.8(b)), to enter into, and GBDC enters into, a definitive Contract with respect to a GBDC Superior Proposal.
d. Article X is amended such that the definition of  “GBDC Superior Proposal” in the Original Agreement is deleted in its entirety and replaced by following:
“GBDC Superior Proposal” means a bona fide written Takeover Proposal that was not knowingly solicited by, or the result of any knowing solicitation by, GBDC or any of its Consolidated Subsidiaries or by any of their respective Affiliates or Representatives in violation of this Agreement, made by a third party that would result in such third party becoming the beneficial owner, directly or indirectly, of more than 75% of the total voting power of GBDC or more than 75% of the assets of GBDC on a consolidated basis (a) on terms which the GBDC Board determines in good faith to be superior for the stockholders of GBDC (in their capacity as stockholders), taken as a group, from a financial point of view as compared to the Merger (after giving effect to any alternative proposed by GCIC in accordance with Section 7.8), (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) in a timely manner and in accordance with its terms and (c) in respect of which any required financing has been determined in good faith by GBDC Board (including a majority of the Independent Directors of GBDC) to be reasonably likely to be obtained, as evidenced by a written commitment of a reputable financing source.
e. Article X is amended such that the definition of  “GCIC Superior Proposal” in the Original Agreement is deleted in its entirety and replaced by following:
“GCIC Superior Proposal” means a bona fide written Takeover Proposal that was not knowingly solicited by, or the result of any knowing solicitation by, GCIC or any of its Consolidated Subsidiaries or by any of their respective Affiliates or Representatives in violation of this Agreement, made by a third party that would result in such third party becoming the beneficial owner, directly or indirectly, of more than 75% of the total voting power of GCIC or more than 75% of the assets of GCIC on a consolidated basis (a) on terms which the GCIC Board determines in good faith to be superior for the stockholders of GCIC (in their capacity as stockholders), taken as a group, from a financial point of view as compared to the Merger (after giving effect to any alternative proposed by GBDC in accordance with Section 7.7), (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) in a timely manner and in accordance with its terms and (c) in respect of which any required financing has been determined in good faith by the GCIC Board (including a majority of the Independent Directors of GCIC) to be reasonably likely to be obtained, as evidenced by a written commitment of a reputable financing source.
f. Article X is amended such that the references to “GBDC Termination Fee” and “GCIC Termination Fee” in the Table of Definitions are deleted in their entirety.
2. Miscellaneous.
a. This Amendment shall only serve to amend and modify the Original Agreement to the extent specifically provided herein. All terms, conditions, provisions and references of and to the Original Agreement which are not specifically modified and/or amended herein shall remain in full force and effect and shall not be altered by any provisions herein contained. On and after the date of this Amendment, each reference in the Original Agreement to the “Agreement,” “hereunder,” “hereof,” “herein” or words of like import, and each reference to the Original Agreement in any other agreements, documents or instruments executed and delivered pursuant to the Original Agreement, shall mean and be a reference to the Original Agreement, as amended by this Amendment; provided that references to “the date of this Agreement,” “the date hereof,” and other similar references in the Original Agreement shall continue to refer to the date of the Original Agreement and not to the date of this Amendment.
b. This Amendment shall be subject to the general provisions contained in Article XI of the Original Agreement, which are incorporated by reference herein, in each case, mutatis mutandis.
[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.
GOLUB CAPITAL INVESTMENT CORPORATION
By:	/s/ David B. Golub Name: David B. Golub Title: President and Chief Executive Officer
GOLUB CAPITAL BDC, INC.
By:	/s/ David B. Golub Name: David B. Golub Title: Chief Executive Officer
FIFTH AVE SUBSIDIARY INC.
By:	/s/ David B. Golub Name: David B. Golub Title: President and Chief Executive Officer
GC Advisors LLC
By:	/s/ David B. Golub Name: David B. Golub Title: President
GOLUB CAPITAL LLC
By:	/s/ David B. Golub Name: David B. Golub Title: President
[Signature Page to Amendment No. 2 to Agreement and Plan of Merger]